UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Kingstone Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

496719105

(CUSIP Number)

June 7, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 496719105

1.	NAMES OF REPORTING PERSONS Gregory Fortunoff
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ###.##.####
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 400,800
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 400,800
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,800
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.75%
12.	TYPE OF REPORTING PERSON IN

Item 1.

(a)	Name of Issuer

Kingstone Companies, Inc.

(b)	Address of Issuer’s Principal Executive Offices

15 Joys Lane,

Kingston, New York 12401

Item 2.

(a)	Name of Person Filing

This schedule is filed on behalf of Gregory Fortunoff.

(b)	Address of Principal Business Office or, if None, Residence

49 West 37th Street

New York, NY 10018

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

496719105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference. Consists of shares owned by the Reporting Person, 5,000 shares in a GRAT, options to purchase 75,000 shares of common stock and 60,000 shares owned by Lisa Fortunoff. The Reporting Person disclaims beneficial ownership of the shares owned by Lisa Fortunoff. Attached as an exhibit is a letter dated June 7, 2022, sent by the Reporting Person to the Board of Directors of the Issuer.

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gregory Fortunoff
Gregory Fortunoff

Gregory Fortunoff

25 Montrose Court

Roslyn, NY 11576

(917) 699-0860

June 7, 2022

VIA FEDERAL EXPRESS

Board of Directors

Kingstone Companies, Inc.

15 Joys Lane

Kingston, NY 12401

Attention: Barry B. Goldstein, Chairman of the Board

Re: 1) Board Control 2) Establishing a “Special Committee” 3) Next steps for our holders

Ladies and Gentlemen,

We are writing to you on behalf of stockholders of over 4 percent of the outstanding shares of common stock of Kingstone Companies, INC. (the “Company”).

It is our opinion, as well as the opinion of many other shareholders that have contacted us since our 13G filing, that the board, in its consideration of the non-binding indication of interest from Griffin Highline Capital LLC on May 4, 2022, to the board of directors of Kingstone, that the Board may be overly influenced by its Chairman, Barry Goldstein. Barry is the largest shareholder and is a very outspoken presence within the company and we assume the board. We believe the interests of the Chairman of the Board, Barry Goldstein, may differ from the interests of the holders of the Company’s shares of common stock due to the terms of Mr. Goldstein’s Amended Employment Agreement as described in the Company’s Form 10-Q filed on May 16, 2022. We are requesting that the board form a “special committee” of independent board members in order to assure that the obligations of the board to enhance shareholder value are not unduly influenced by one shareholder.

As the Company evaluates its next steps after receiving the indication of interest from Griffin Highline Capital LLC, which next steps we trust will include conducting a full sale process, we request that this Special Committee be formed immediately with the formation and the members of the Special Committee being announced to the public in a timely fashion, which we would consider as no later than the end of June.

As we indicated in our last filing, we are disappointed with the lack of transparency from the Board regarding the current indication of interest and the process that the Company is undertaking to maximize shareholder value. We are currently in the process of hiring our own advisors in order to decide how we will proceed. We will consider all options, which may include but not be limited to, our own bid for the Company, the acquisition of additional shares of the Company, and/or forming a larger group of shareholders to be involved in this ongoing process in order to maximize shareholder value.

Thank you for your consideration,

/s/ Gregory Fortunoff
Gregory Fortunoff